1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 20, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

2010 FIRST QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors (the "Directors"), supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All the Directors attended the Board meeting.

1.3	The financial report of the Company in this first quarterly report has not been audited.

1.4	Name of Person-in-charge of the Company	Mr. Xiong Weiping
	Name of Person-in-charge of Accounting	Mr. Chen Jihua
	Name of Head of the Accounting Department	Mr. Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Chen Jihua, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

	The end of reporting period	The end of the pervious year	Change from the end of the previous year
			(%)

Total assets (Thousand RMB)	141,244,896.00	133,975,189.00	5.43
Owner's equity (or Shareholders' equity) (Thousand RMB)	51,043,096.00	50,400,738.00	1.27
Net assets per share attributable to shareholders of the Company (RMB per share)	3.77	3.73	1.07

	From the beginning of year to the end of reporting period	Changes from the same period last year
		(%)

Net cash flow from operating activities (Thousand RMB)	-105,994.00	N/A
Net cash flow per share generated from
operating activities (RMB per share)	-0.0078	N/A

	The reporting period	From the beginning of year to the end of reporting period	Changes from the same period last year
			(%)

Net profit attributable to shareholders of the Company (Thousand RMB)	627,249.00	627,249.00	N/A
Basic earnings per share (RMB per share)	0.0464	0.0464	N/A
Basic profit per share after extraordinary items (RMB per share)	0.0430	0.0430	N/A
Diluted earnings per share (RMB per share)	0.0464	0.0464	N/A
Return on net assets (weighted average) (%)	1.23	1.23	N/A
Return on net assets after extraordinary items (weighted average) (%)	1.14	1.14	N/A

Deducting the gain or loss arising from extraordinary items:

Unit: '000 Currency: RMB

Items	Amount

Profit and loss from disposal of non-current assets	383
Government subsidies included in the profit and loss of the period (excluding government subsidies closely related to the business of the Company and are of fixed amount or fixed quantity in accordance with the State's unified standards)	15,820
Except for the hedging business that was related to the ordinary business of the Company, the fair value gains or losses arising from held-for- trading financial assets and liabilities and investment income from disposing held-for-trading financial assets and liabilities and available for sales financial assets	15,533
Other non-operating income/expenses other than above items	26,789
Income tax effect of extraordinary items	-12,875

Total	45,650

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: share

Total number of shareholders as at the end of reporting period	611,698

The top ten shareholders of tradable shares not subject to trading moratorium

Name of shareholders (in full)	Number of tradable shares not subject to trading moratorium held as at the end of reporting period	Class

HKSCC Nominees Limited	3,929,231,609	Overseas listed foreign shares
China Cinda Assets Management Corporation	900,559,074	RMB denominated ordinary shares
China Construction Bank Corporation	709,773,136	RMB denominated ordinary shares
Guokai Financial Limited Compamy	554,940,780	RMB denominated ordinary shares
Guizhou Provincial Materials Development and Investment Corporation	72,800,000	RMB denominated ordinary shares
Guangxi Investment Group Co., Ltd.	46,340,527	RMB denominated ordinary shares
Industrial and Commercial Bank of China - Shanghai 50 ETF Securities Investment Fund	20,652,889	RMB denominated ordinary shares
Bank of Communications - Yi Fang Da 50 Index Security Investment Fund	19,000,424	RMB denominated ordinary shares
Guotai Junan - China Construction Bank - The Hong Kong and Shanghai Banking Corporation Ltd.	12,885,849	RMB denominated ordinary shares
Industrial and Commercial Bank of China - Lion Balance Securities Investment Fund	12,590,132	RMB denominated ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.

Financial assets held for trading increased by 3,311% from the beginning of the year and financial liabilities held for trading decreased by 56% from the beginning of the year, mainly due to the fair value change of future and option contracts held during the period.

2.

Accounts receivable and repayments increased by 172% and 87%, respectively, from the beginning of the year, mainly due to the increase in cash flow corresponding to the gradual resumption of production, gradual picking up of business scale and significant increase in business volume of the Group during the period.

3.	Available-for-sale financial assets decreased by 100% from the beginning of the year, mainly due to the sale of shares held in China Pacific Insurance during the period.

4.

Provisions for impairment of property, plant and equipment decreased by 74% from the beginning of the year, mainly due to the disposal of impaired property, plant and equipment provided for during the period.

5.

Bills payable increased by 87% from the beginning of the year, mainly due to the significant increase in payment by bills resulting from the significant increase in purchase volume after gradual picking up to normal business scale of the Group during the period.

6.

Advances increased by 41% from the beginning of the year, mainly due to the significant increase in advances received by the Group resulting from the significant increase in business volume after gradual picking up to normal business scale of the Group during the period.

7.	Other current liabilities increased by 4,966% from the beginning of the year, mainly due to the issuance of short-term bonds of RMB5.3 billion during the period.

8.	Revenue increased by 109% year-on-year, mainly due to the surge in selling price and increase in sales volume.

9.	Operating costs increased by 69% year-on-year, mainly due to the increase in unit production cost resulting from the increase in sales volume and raw and ancillary materials price.

10.	Selling and distribution expenses increased by 59% year-on-year, mainly due to the increase in transportation and packaging expenses corresponding to the increase in sales volume.

11.

Investment gains increased by 240% year-on-year, mainly due to the significant improvement in financial performance resulting from the gradual resumption of profitability of associated companies and joint ventures.

12.	Profit attributable to the Parent Company increased significantly year-on-year, mainly due to the gradual resumption of profitability and production and sales volume of major products of the Group.

3.2	Significant events and their effect and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

As the global economy continues to regain its momentum and the PRC economy grows steadily, aluminum consumption is expected to increase and aluminum price is expected to fluctuate toward higher ends. As cost reduction measures adopted by the Group gradually takes effects, and production and sales volume and profitability of major products gradually pick up, financial performance is expected to improve. Therefore, the Group is expected to record a profit from the beginning of year to the end of next reporting period. Details will be disclosed in the 2010 Interim Report of the Company (prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)).

3.5	Implementation of cash dividend policy during the reporting period

The terms for the distribution of cash dividend were prescribed in the Articles of Association of the Company.

There was no payment of cash dividend during the reporting period.

Aluminum Corporation of China Limited* Legal representative: Xiong Weiping

4	APPENDICES

4.1	Consolidated Balance Sheet
As at March 31, 2010

Prepared by: Aluminum Corporation of China Limited*
Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	9,041,569	7,858,760
Settlement reserve
Placements with banks and other financial institutions
Held for trading financial assets	2,184	64
Bills receivable	1,753,368	1,785,631
Accounts receivable	3,850,430	1,417,451
Prepayments	2,314,451	1,240,937
Premiums receivable
Receivables from reinsurers
Deposits receivable from reinsurance agreements
Interest receivable
Dividend receivable
Other receivable	1,070,075	1,183,029
Purchases of resold financial assets
Inventories	23,120,047	20,423,227
Non-current assets due within one year	418,297	443,128
Other current assets	2,047,994	1,981,650

Total current assets	43,618,415	36,333,877

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale	0	1,435
Held-to-maturity investments
Long-term receivables
Long-term equity investments	1,048,388	937,407
Investment properties
Fixed assets	70,321,957	70,199,889
Construction in progress	18,716,301	18,978,257
Construction materials	484,180	482,935
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,768,373	2,630,287
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	155,950	163,572
Deferred income tax assets	1,600,597	1,647,240
Other non-current assets	168,000	237,555
Total non-current assets	97,626,481	97,641,312

Total assets	141,244,896	133,975,189

Current liabilities:
Short-term borrowings	22,858,269	22,993,285
Borrowings from central bank
Deposit taking and deposit in inter-bank market
Placements from banks and other financial institutions
Held-for-trading financial liabilities	20,982	47,855
Notes payable	3,237,105	1,731,707
Account payable	5,709,863	4,440,736
Payments received in advance	1,397,624	989,734
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	391,268	318,703
Taxes payable	315,134	415,365
Interest payable	411,283	338,476
Dividend payable	94,936	115,978
Other payable	4,672,567	5,249,808
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	2,985,378	3,277,931
Other current liabilities	5,603,403	110,283

Total current liabilities	47,697,812	40,029,861

Non-current liabilities:
Long-term borrowings	24,779,922	25,899,249
Debentures payable	11,973,270	11,905,233
Long-term payables	26,528	25,090
Special payables	22,145	22,660
Accrued liabilities
Deferred income tax liabilities	47,680	34,535
Other non-current liabilities	336,852	477,404
Total non-current liabilities	37,186,397	38,364,171

Total liabilities	84,884,209	78,394,032

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,281,035	13,282,199
Less: Treasury stock
Special reserve	65,876	56,747
Surplus reserve	5,799,232	5,799,232
General risk provision
Undistributed profit	18,420,247	17,792,998
Foreign currencies exchange translation differences	-47,782	-54,926
Total shareholders' equity attributable to the Parent Company	51,043,096	50,400,738
Minority interests	5,317,591	5,180,419
Total owner's equity	56,360,687	55,581,157

Total liabilities and owners' equity	141,244,896	133,975,189

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Balance Sheet of the Parent Company
As at March 31, 2010

Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	5,158,181	4,382,291
Held for trading financial assets
Bills receivable	986,500	1,170,264
Accounts receivable	2,714,156	1,754,022
Prepayments	453,065	375,940
Interests receivable
Dividend receivable	141,651	141,651
Other receivable	2,932,296	2,952,559
Inventories	10,903,966	10,586,033
Non-current assets due within one year	28,000	28,000
Other current assets	525,225	588,173

Total current assets	23,843,040	21,978,933

Non-current assets:
Financial assets available for sale
Held-to-maturity investment
Long-term receivables
Long-term equity investments	13,394,492	13,027,237
Investment properties
Fixed assets	46,673,822	46,188,672
Construction in progress	8,943,603	9,625,242
Construction materials	153,327	155,661
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,208,354	1,089,898
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	76,102	80,156
Deferred income tax assets	1,107,009	1,199,094
Other non-current assets	168,000	168,000
Total non-current assets	74,055,654	73,864,905

Total assets	97,898,694	95,843,838

Current liabilities:
Short-term borrowings	9,400,000	10,800,000
Held-for-trading financial liabilities	0	29,952
Notes payable	345,903	511,202
Accounts payable	2,215,948	2,060,028
Payments received in advance	291,366	281,294
Staff remuneration payables	244,249	208,994
Taxes payable	187,781	209,526
Interests payable	404,271	304,855
Dividends payable
Other payable	2,901,621	3,389,733
Non-current liabilities due within one year	434,577	470,346
Other current liabilities	5,226,802	49,486

Total current liabilities	21,652,518	18,315,416

Non-current liabilities:
Long-term borrowings	12,958,668	14,626,268
Debentures payable	11,973,270	11,905,233
Long-term payables	25,090	25,090
Special payables	22,660	22,660
Accrued liabilities
Deferred income tax liabilities
Other non-current liabilities	240,957	272,722
Total non-current liabilities	25,220,645	26,851,973

Total liabilities	46,873,163	45,167,389

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,172,556	14,172,556
Less: Treasury stock
Special reserve	27,009	26,290
Surplus reserve	5,799,233	5,799,232
General Risk Provision
Undistributed profit	17,502,245	17,153,883
Total Owner's equity (or shareholder's equity)	51,025,531	50,676,449

Total liabilities and owners' equity (or shareholder's equity)	97,898,694	95,843,838

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

4.2	Consolidated income statement
(January-March, 2010)

Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB Unaudited

	Amount for	Amount for the
Items	the period	previous period

1.	Total operating revenue	29,059,024	13,942,682
Including:	Operating revenue	29,059,024	13,942,682
Interest income
Premiums earned
Handling charges and commission income
2.	Total cost of operations	28,358,181	16,463,835
Including:	Operating cost	26,647,568	15,809,116
	Interest expenses
	Handling charges and
	commission expenses
	Returned premium
	Net expenditure for
	compensation payments
	Net provision for insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	80,148	41,647
	Selling expenses	385,595	243,086
	Administrative expenses	600,057	522,414
	Finance expenses	644,502	513,074
	Loss on assets impairment	311	-665,502
Add:	Gains on fair value changes
	(loss stated with "-")	29,042	141,883
	Investment income
	(loss stated with "-")	135,584	39,865
Including:	Investment income from
	associated companies and
	jointly controlled entities	149,093	-55,027
	Foreign currency exchange
	gains (loss stated with "-")
3.	Operating profit (loss stated with "-")	865,469	-2,339,405
Add:	Non-operating income	47,283	51,216
Less:	Non-operating expenses	4,291	3,150
Including:	Net loss from disposal of
	non-current assets	394	27
4.	Total profit (total loss stated with "-")	908,461	-2,291,339
Less:	Income tax expenses	171,594	-239,492
5.	Net profit (net loss stated with "-")	736,867	-2,051,847
	Net profit attributable to the Parent Company	627,249	-1,889,001
	Minority interests	109,618	-162,846
6.	Earnings per share:
	(i) Basic earnings per share	0.0464	-0.1397
	(ii) Diluted earnings per share	0.0464	-0.1397
7.	Other comprehensive income	7,144	2,699
8.	Total comprehensive income	744,011	-2,049,148
	Total comprehensive income attributable
	to owners of the parent company	634,393	-1,886,302
	Total comprehensive income attributable
	to minority interest	109,618	-162,846

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Income statement of the Parent Company
(January-March, 2010)

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Operating revenue	10,978,867	5,997,483
Less:	Operating costs	9,681,264	7,377,540
	Business tax and surcharges	53,516	22,438
	Selling expenses	227,557	144,274
	Administrative expenses	376,962	347,799
	Finance expenses	360,323	282,693
	Loss on assets impairment	489	-361,814
Add:	Gains on fair value changes
	(loss stated with "-")	29,952	0
	Investment income
	(loss stated with "-")	110,600	-45,623
Including:	Investment income from
	associated companies and
	jointly controlled entities	95,928	-56,869
2.	Operating profit (loss stated with "-")	419,308	-1,861,070
Add:	Non-operating income	23,663	35,876
Less:	Non-operating expenses	2,524	1,362
Including:	Loss from disposal of non-current assets	386	0
3.	Total profit (total loss stated with "-")	440,447	-1,826,556
Less:	Income tax expenses	92,085	-292,216

4.	Net profit (net loss stated with "-")	348,362	-1,534,340
5.	Earnings per share:
	(1) Basic earnings per share
	(2) Diluted earnings per share
6.	Other comprehensive income
7.	Total comprehensive income	348,362	-1,534,340

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January-March 2010

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	31,778,198	19,207,428
	Net increase in deposits from customers
	and placements from banks and
	other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums
	of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from policyholders
	and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest, handling
	charges and commissions
	Net increase in capital due to banks and
	other financial institutions
	Net increase in repurchases
	Refund of tax and levies received
	Other cash received relating to
	operating activities	65,338	84,072
	Sub-total of cash inflow from
	operating activities	31,843,536	19,291,500
	Cash paid for purchase of goods and
	receipt of services	29,359,511	17,763,368
	Net increase in loans and
	advances to customers
	Net increase in placements with central
	bank and other financial institutions
	Cash paid for claims on original
	insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	1,294,732	508,799
	Taxes and surcharges paid	756,134	960,020
	Other cash paid relating to
	operating activities	539,153	105,260
	Sub-total of cash outflow from
	operating activities	31,949,530	19,337,447

	Net cash flow from operating activities	-105,994	-45,947

2.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	39,547	1,842
	Net cash received from disposal of
	fixed assets, intangible assets and
	other long-term assets	6,157	528
	Net cash received from disposal of
	subsidiaries and other operating entities
	Other cash received relating to
	investment activities	48,643	137,662
	Sub-total of cash inflow from
	investment activities	94,347	140,032
	Cash paid to acquire fixed assets,
	intangible assets and
	other long-term assets	2,072,812	2,399,607
	Cash paid for investment
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	0	75,096
	Other cash paid relating to
	investment activities	0	4,277
	Sub-total of cash outflow from
	investment activities	2,072,812	2,478,980

	Net cash flows from investment activities	-1,978,465	-2,338,948

3.	Cash flow from financing activities:
	Proceeds received from investments	62,249	0
	Including: Proceeds received by subsidiaries from minority shareholders' investment	62,249	0
	Cash received from borrowings	10,567,044	10,734,021
	Cash received from issue of debentures	5,300,000	0
	Other cash received relating to
	financing activities
	Sub-total of cash inflow from
	financing activities	15,929,293	10,734,021
	Cash paid for repayment	12,056,233	10,905,538
	Cash paid for dividend and profit
	distribution or interest repayment	719,014	338,747
	Including: Dividend and profit paid
	by subsidiaries to minority shareholders	52,323	0
	Other cash paid relating to
	financing activities	18,415	38,959
	Sub-total of cash outflow from
	financing activities	12,793,662	11,283,244

	Net cash flows from financing activities	3,135,631	-549,223

4.	Effect on cash and cash equivalents due to change in foreign currency exchange rate	-12,254	0
5.	Net increase in cash and cash equivalents	1,038,918	-2,934,118
	Add: Balance of cash and cash equivalents at the beginning of the period	7,545,303	15,982,130
6.	Balance of cash and cash equivalents at the end of the period	8,584,221	13,048,012

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Cash Flow Statement of the Parent Company
January-March 2010

Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales
	and rendering of services	11,667,992	10,888,613
	Refund of tax and levies received
	Other cash received relating to
	operating activities	32,150	58,377
	Sub-total of cash inflow from
	operating activities	11,700,142	10,946,990
	Cash paid for purchase of goods and
	receipt of services	9,524,008	7,198,424
	Cash paid to and on behalf of employees	996,539	664,475
	Taxes and surcharges paid	352,301	242,583
	Other cash paid relating to
	operating activities	264,837	424,260
	Sub-total of cash outflow from
	operating activities	11,137,685	8,529,742

	Net cash flow from operating activities	562,457	2,417,248

2.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	14,671	11,246
	Net cash received from disposal of
	fixed assets, intangible assets and
	other long-term assets	231	110,085
	Net cash received from disposal of
	subsidiaries and other operating entities
	Other cash received relating to
	investment activities	0	1,065,737
	Sub-total of cash inflow from
	investment activities	14,902	1,187,068
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	1,171,716	1,439,784
	Cash paid for investment	271,324	0
	Net cash paid for acquisition of subsidiaries
	and other operating entities	0	69,356
	Other cash paid relating to
	investment activities
	Sub-total of cash outflow from
	investment activities	1,443,040	1,509,140

	Net cash flows from investment activities	-1,428,138	-322,072

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	4,725,000	4,930,000
	Other cash received relating to
	financing activities	5,000,000
	Sub-total of cash inflow from
	financing activities	9,725,000	4,930,000
	Cash paid for repayment	7,798,370	5,409,000
	Cash paid for dividend and
	profit distribution or interest repayment	303,662	2,199,817
	Other cash paid relating to
	financing activities	15,000	32,000
	Sub-total of cash outflow from
	financing activities	8,117,032	7,640,817

	Net cash flows from financing activities	1,607,968	-2,710,817

4.	Effect on cash and cash equivalents due to change in foreign currency exchange rate	2,185	0
5.	Net increase in cash and cash equivalents	744,472	-615,641
	Add: Balance of cash and cash equivalents at the beginning of the period	4,382,291	7,030,857
6.	Balance of cash and cash equivalents at the end of the period	5,126,763	6,415,216

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

By order of the Board
Xiong Weiping
Chairman and Chief Executive Officer

Beijing, the PRC
April 20, 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

*    For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary